Exhibit 99.2

CORE AI HOLDINGS, INC.

(formerly known as Siyata Mobile Inc.)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On February 26, 2025, Core Gaming, Inc. (“Core Gaming”) entered into a Merger Agreement (the “Merger Agreement”) with Siyata Mobile Inc., a corporation existing under the laws of the Province of British Columbia (“Siyata Mobile”) and Siyata Core Acquisition U.S., Inc., a wholly-owned subsidiary of Siyata Mobile (“Merger Sub”) (the “Merger”). Upon completion of the Merger on October 3, 2025, (i) Core Gaming merged with and into Merger Sub, with Core Gaming continuing as the surviving entity and a wholly owned subsidiary of Siyata Mobile, and (ii) in exchange for the outstanding shares of Core Gaming’s common stock, Siyata Mobile issued 16,825,617 common shares (67,302,300 before the 4-1 reverse stock split that occurred on October 7, 2025) to the shareholders of Core Gaming based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Siyata Mobile’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In connection with the Merger, Siyata Mobile Inc. was re-named Core AI Holdings, Inc. (“Core Holdings”), and effected a 4-1 reverse stock split on October 7, 2025. Newbyera Technology Limited (“Newbyera”) is the sole operating subsidiary of Core Gaming.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2025

	Core Gaming (Historical)	Siyata Mobile (Historical)	Transaction accounting adjustments	Notes	Core Holdings (Pro Forma Combined)
Assets
Current
Cash	4,613,391	3,510,499			8,123,890
Trade And Other Receivables	10,717,529	2,744,789			13,462,318
Prepaid Expenses	2,040,097	270,878	(2,025,320)	[2G]	285,655
Inventory	-	2,523,487			2,523,487
Advance To Suppliers	-	329,260	2,025,320	[2G]	2,354,580
	17,371,017	9,378,913			26,749,930
Long Term Receivable	-	170,414			170,414
Right Of Use Assets	-	448,883			448,883
Equipment	-	142,484			142,484
Intangible Assets	674	10,067,545			10,068,219
Goodwill	-	-	14,009,500	[2A]	14,009,500
Total Assets	17,371,691	20,208,239			51,589,430

Liabilities and Shareholders’ Equity
Current
Loans to Financial Institutions	-	1,642,477			1,642,477
Accounts Payable And Accrued Liabilities	15,672,003	2,616,250	2,000,000	[2B]	20,288,253
Short Term Lease Liability	-	381,178			381,178
Warrant Liability	-	100			100
	15,672,003	4,640,005			22,312,008
Long Term Lease Liability	-	129,247			129,247
	-	129,247			129,247
Total Liabilities	15,672,003	4,769,252			22,441,255

Shareholders’ Equity
Share Capital	2,569,566	129,402,075	(129,402,075)	[2C]	32,018,053
			29,448,487	[2C]
Reserves		14,927,501	(14,927,501)	[2D]	-
Accumulated Other Comprehensive Loss	4,640	98,870	(98,870)	[2E]	4,640
Retained Deficit	(874,518)	(128,989,459)	128,989,459	[2F]	(2,874,518)
			(2,000,000)	[2B]
	1,699,688	15,438,987			29,148,175
Total Liabilities and Shareholders’ Equity	17,371,691	20,208,239			51,589,430

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

	Core Gaming (Historical)	Siyata Mobile (Historical)	Transaction accounting adjustments	Notes	Core Holdings (Pro Forma Combined)
Revenue	45,663,560	8,189,289			53,852,849
Cost Of Sales	(45,341,103)	(6,621,312)			(51,962,415)
Gross Profit/(Loss)	322,457	1,567,977			1,890,434

Expenses
Amortization And Depreciation	-	1,234,589			1,234,589
Development Expenses	-	1,590,426			1,590,426
Selling And Marketing	-	3,627,449			3,627,449
General And Administrative	647,556	4,878,820			5,526,376
Inventory Impairment	-	254,452			254,452
Bad Debts	231,319	39,410			270,729
Equity promotion and marketing	-	1,183,750			1,183,750
Foreign Exchange	19,449	-	(19,449)	[2G]	-
Other income	(97,597)	-	97,597	[2G]	-
Total Operating Expenses	800,727	12,808,896			13,687,771

Net Operating Loss	(478,270)	(11,240,919)			(11,797,337)

Other income
Investment income	-	-	97,597	[2G]	97,597

Other Expenses
Finance Expense - net	35,663	1,896,135			1,931,798
Foreign Exchange		122,116	19,449	[2G]	141,565
Change in reserve for claims	-	(254,000)			(254,000)
Gain on settlement of derivative	-	(36,882)			(36,882)
Total Other Expenses	35,663	1,727,369			1,782,481
Loss Before Income Tax	(513,933)	(12,968,288)			(13,482,221)
Income tax credit	(11,735)	-			(11,735)
Net Loss for The Period	(502,198)	(12,968,288)			(13,470,486)
Other Comprehensive Income	21,292	-			21,292
Comprehensive Loss For the Period	(480,906)	(12,968,288)			(13,449,194)

Weighted average shares (adjusted)	16,825,617	1,674,579			18,500,196
Basic and diluted loss per share (adjusted)	(0.03)	(7.74)			(0.73)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Newbyera (Historical)	Siyata Mobile (Historical)	Transaction accounting adjustments	Notes	Core Holdings (Pro Forma Combined)
Revenue	79,465,587	11,629,572			91,095,159
Cost Of Sales	(77,812,937)	(9,487,165)			(87,300,102)
Gross Profit	1,652,650	2,142,407			3,795,057

Expenses
Amortization And Depreciation	-	1,679,839			1,679,839
Development Expenses	-	625,023			625,023
Selling And Marketing	-	4,480,013			4,480,013
Equity promotion and marketing	-	5,920,239			5,920,239
Inventory Impairment	-	230,312			230,312
General And Administrative	1,182,360	4,859,690			6,042,050
Bad Debts	1,570,860	6,926			1,577,786
Impairment of intangibles	-	279,828			279,828
Share-Based Payments	-	283,301			283,301
Foreign Exchange	(28,206)	-	28,206	[2G]	-
Other income	(335,697)	-	335,697	[2G]	-
Total Operating Expenses	2,389,317	18,365,171			21,118,391

Net Operating Loss	(736,667)	(16,222,764)			(17,323,334)

Other income
Investment income	-	-	335,697	[2G]	335,697

Other Expenses
Finance Expense	6,915	3,541,594			3,548,509
Loss on issuance	-	6,267,400			6,267,400
Loss on extinguishment of financial liability	-	601,163			601,163
Impairment of investment	-	1,300,000			1,300,000
Foreign Exchange	-	8,523	(28,206)	[2G]	(19,683)
Change in preferred share liability	-	(386,022)			(386,022)
Gain on settlement of derivative	-	(3,723,827)			(3,723,827)
Change In Fair Value of Warrant Liability	-	(48,681)			(48,681)
Transaction Costs	-	1,487,800	2,000,000	[2B]	3,487,800
Total Other Expenses	6,915	9,047,950			11,026,659
Loss Before Income Tax	(743,582)	(25,270,714)			(28,014,296)
Income tax expense	2,070	-			2,070
Net Loss for The Period	(745,652)	(25,270,714)			(28,016,366)
Other Comprehensive Loss	(36,650)	-			(36,650)
Comprehensive Loss For the Period	(782,302)	(25,270,714)			(28,053,016)

Weighted average shares (adjusted)	16,825,617	40,849			16,866,466
Basic and diluted loss per share (adjusted)	(0.04)	(618.63)			(1.66)

Note 1 – Basis of Presentation

The accompanying unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X.

The unaudited pro forma condensed combined balance sheet was prepared using the unaudited historical balance sheet of Siyata Mobile as of September 30, 2025 and the unaudited historical balance sheet of Core Gaming Inc. as of September 30, 2025, taking into account the pro forma effect of the Merger. Siyata Mobile’s, Core Gaming’s and Newbyera’s fiscal years ended on December 31.

Core Gaming Inc. was incorporated on May 24, 2024, and acquired Newbyera in August 2024. Core Gaming’s primary activity through December 31 2024 has been investment holding of Newbyera. The unaudited pro forma condensed combined statements of loss were prepared using:

● the historical audited consolidated statement of loss of Siyata Mobile for the year ended December 31, 2024;

● the historical unaudited consolidated statement of loss of Siyata Mobile for the nine months ended September 30, 2025;

● the historical unaudited statement of loss of Newbyera for the year ended December 31, 2024; and

● the historical unaudited consolidated statement of loss of Core Gaming for the nine months ended September 30, 2025.

Siyata Mobile’s, Core Gaming’s and Newbyera’s historical financial statements were prepared in accordance with International Financial Reporting Standards and are presented in U.S. dollars. Certain reclassifications have been made to the historical financial statements of Core Gaming and Newbyera to conform to the financial statement presentation to be adopted by the combined company. These adjustments are related to the presentation of prepayment, foreign currency exchange gain and other incomes. All such adjustments and reclassifications have been included in Pro Forma Adjustments in the Unaudited Pro Forma Condensed Combined Balance Sheet and Unaudited Pro Forma Condensed Combined Statement of Loss.

Because the former stockholders of Core Gaming own 84.5% of Core Holdings’ outstanding common shares immediately following the closing of the Merger, and the management of Core Gaming will assume key positions in the management of Core Holdings, Core Gaming is deemed to be the acquiring company for accounting purposes, and the Merger is accounted for as a reverse acquisition under the acquisition method of accounting for business combinations. Accordingly, the assets and liabilities of Core Holdings will be measured at fair value and added to the assets and liabilities of Core Gaming, and the historical results of operations of Core Gaming will be reflected in the results of operations of Core Holdings following the merger.

The total acquisition consideration (for accounting purposes) is equal to fair value of the number of equity interests that Core Gaming would have had to issue to give the owners of Siyata Mobile the same percentage equity interest in the combined company that results from the Merger. The related fair value of equity interests of Core Gaming is based on preliminary management valuations.

Under the acquisition method of accounting, identifiable assets and liabilities of Siyata Mobile will be recorded based on their estimated fair values as of the Effective Time. Goodwill is calculated as the difference between the estimated acquisition consideration and fair values of identifiable net assets acquired.

The estimated acquisition consideration and the preliminary allocation of the estimated acquisition consideration are, in part, based upon a preliminary management valuation, as described below, and estimates and assumptions are subject to change.

September 30, 2025
Cash	3,510,499
Trade and other receivables	2,744,789
Prepaid expenses	270,878
Inventory	2,523,487
Advance to suppliers	329,260
Long Term Receivable	170,414
Right Of Use Assets	448,883
Equipment	142,484
Intangible Assets	10,067,545
Fair value of assets acquired	20,208,239

Loans to Financial Institutions	1,642,477
Accounts payable and accrued liabilities	2,616,250
Lease obligations	381,178
Warrant and preferred share liability	100
Long Term Lease Liability	129,247
Fair value of liabilities acquired	4,769,252

Fair value of pro forma net assets acquired	15,438,987
Goodwill	14,009,500
Total estimated consideration (for accounting purpose)	29,448,487

The final determination of the fair value of the identifiable net assets acquired may change significantly from these preliminary estimates. The actual acquisition accounting of the Merger will be based on the fair value of the acquisition consideration and the fair values of Siyata Mobile’s assets and liabilities as of the effective time.

Note 2 – Pro Forma Adjustments

The pro forma adjustments in the unaudited pro forma condensed combined financial information, which represent only transaction accounting adjustments, are as follows:

[A] To record the goodwill from Core Gaming’s acquisition of Siyata Mobile (for accounting purpose)

[B] To record the transaction costs for the Merger

[C] To record the exchange of Core Gaming’s common stock for Siyata Mobile’s common shares

[D] To eliminate Siyata Mobile’s historical reserves

[E] To eliminate Siyata Mobile’s historical other comprehensive loss

[F] To eliminate Siyata Mobile’s historical deficit

[G] To reclass certain balances to confirm to the combined company’s presentation

Note 3 – Loss Per Share

Net loss per share is calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2024. As the Merger is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Merger have been outstanding for the entire periods presented. The number of shares outstanding at September 30, 2025 and the average number of shares outstanding for the nine months ended September 30, 2025 and the year ended December 31, 2024, have also been adjusted retrospectively due to the 4-1 reverse stock split that occurred on October 7, 2025.